Exhibit 99.1

InMode Appoints Dr. Shlomo Nass as Chairman of the Board and

Moshik Itzkovich as Chief Financial Officer

YOKNEAM, Israel, May 20, 2026 -- InMode Ltd. (Nasdaq: INMD) (“InMode” or the “Company”), a leading global provider of innovative medical technologies, today announced the appointment of Dr. Shlomo Nass as Chairman of the Company’s Board of Directors (the “Board”) and Moshik Itzkovich as Chief Financial Officer, effective immediately.

Dr. Nass succeeds Dr. Michael Anghel, who retired earlier this month, and will lead the Board in supporting the Company’s long-term strategic growth and governance priorities. Dr. Nass brings decades of expertise in corporate law, accounting, governance, and audit oversight, with extensive experience advising public and private companies on complex regulatory and financial matters.

“We are pleased to welcome Shlomo as Chairman of the Board,” said Moshe Mizrahy, Chief Executive Officer. “His deep expertise in corporate governance, financial oversight, and regulatory matters, combined with his extensive leadership experience, will be invaluable as we continue to execute our strategic priorities and drive long-term shareholder value.”

“On behalf of the Board and management team, we thank Michael Anghel for his many years of commitment and service to InMode and wish him all the best going forward,” Mizrahy concluded.

At the same time, InMode announced the appointment of Moshik Itzkovich as Chief Financial Officer. Moshik has held senior finance roles at InMode and was previously Senior Vice President of Finance. He replaces Yair Malca, who stepped down earlier this month and will serve as a consultant at least through the Company’s Annual General Meeting to ensure a smooth transition.

“Having partnered closely with Yair over the last three years, Moshik brings continuity, financial expertise, and strategic insight to this role,” said Moshe Mizrahy, Chief Executive Officer. “We are confident he is well positioned to build on our strong financial foundation and support the Company’s long-term objectives.”

“We thank Yair for his many years of exceptional service. His leadership and contributions have been instrumental to our success, and he played a key role in our transition to a publicly traded Company. He leaves InMode with a very strong balance sheet and solid operational and financial foundations in place for his successor. We are grateful for his lasting impact on the Company,” Mizrahy concluded.

About InMode

InMode is a leading global provider of innovative medical technologies. InMode develops, manufactures, and markets devices harnessing novel radiofrequency ("RF") technology. InMode strives to enable new emerging surgical procedures as well as improve existing treatments. InMode has leveraged its medically accepted minimally invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology, and ophthalmology. For more information about InMode and its wide array of medical technologies, visit www.inmodemd.com.

Forward-Looking Statements

The information in this press release includes forward-looking statements within the meaning of the federal securities laws. These statements generally relate to future events or InMode’s future financial or operating performance, including the actual amount of share repurchases made by the Company, if any. Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions that concern our expectations, strategic plans or intentions. Forward-looking statements are based on management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Consequently, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in InMode’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 10, 2026, and our subsequent public filings. InMode undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which pertain only as of the date of this press release.

Investor Relations Contact:

Miri Segal-Scharia

MS-IR LLC

ir@inmodemd.com